February 26, 2009

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Change of Petaquilla Minerals Ltd.’s (the “Company”) fiscal year ends from

January 31, 2007 to April 30, 2007 and from April 30, 2008 to May 31, 2008

Dear Mr. Schwall:

Per my conversation with Joanna Lam and Jenifer Gallagher of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) regarding the Staff’s comment letter to the Company dated January 30, 2009 (the “Comment Letter”), the Company is responding to the Staff’s request for an explanation of the Company’s change of its fiscal year ends (i) from January 31, 2007 to April 30, 2007, and (ii) from April 30, 2008 to May 31, 2008 separate from, and in advance of, its response to the Comment Letter.

Change from January 31, 2007 to April 30, 2007

As historically discussed in the Company’s filings with the Commission, on October 18, 2006, a plan of arrangement (the “Plan of Arrangement”) between the Company and Petaquilla Copper Ltd. (“Petaquilla Copper”), its wholly-owned subsidiary, became effective. The Plan of Arrangement resulted in the spin-off of Petaquilla Copper.  Even though the Company and Petaquilla Copper began to operate as separate entities following the Plan of Arrangement, expenditures of the two entities continued to be incurred jointly because the Company and Petaquilla Copper shared (and continue to share) many common facilities in Panama and would jointly undertake (and continue to jointly undertake) the construction of roads and other infrastructure (the Company’s Molejon project is contiguous with Petaquilla Copper’s property).  As a result of the joint operation of the two entities, it became evident that (i) it would be difficult and expensive for the Company and Petaquilla Copper to have different auditors, and (ii) the location and complexity of each company’s operations required the resources of an international audit firm.

Ernst & Young LLP (“E&Y”) was engaged by both the Company and Petaquilla Copper to audit their respective financial statements; however, final auditor acceptance for the engagement was not received until June 20, 2007.  As a result of the timing of the contemplated change in auditors and the delay related to engaging E&Y, it was determined that E&Y could not complete its audit of the Company’s then current fiscal year end prior to the filing deadline for the Company’s annual financial statements in Canada for such year.  Management and the Company’s board of directors decided to change the Company’s fiscal year end from January 31, 2007 to April 30, 2007 to permit E&Y to complete their audit of the Company’s financial statements and meet the applicable filing obligations in Canada.

PETAQUILLA MINERALS LTD.

SUITE 410, 475 WEST GEORGIA STREET, VANCOUVER, BC  CANADA  V6B 4M9

TELEPHONE:  604-694-0021          FACSIMILE:  604-694-0063          WWW.PETAQUILLA.COM

In Canada, National Instrument (“NI”) 51-102, Part 4.8(4) permits an issuer preparing its financial statements in accordance with Canadian generally accepted accounting principles to have a fiscal period of 15 months during a transition year.  Under NI 51-102 Part 4 and in connection with this change in fiscal period, the Company was required to present an unaudited interim period as of January 31, 2007, which was filed with both the Canadian securities regulators and the Commission.

In early 2007, the Company’s prior U.S. securities counsel contacted Craig Olinger at the Commission to discuss the reporting requirements for the Company under the circumstances detailed above and whether the Commission would permit the Company’s annual report on Form 20-F to include such financial information.  Based on discussions with Mr. Olinger and in consultation with E&Y, the Company understood that an accommodation from U.S. transition period rules would likely be extended to it because such period was permissible under applicable Canadian requirements, and it was determined that (i) the Company could present 15-month audited financial statements, and (ii) the Company’s presentation of the reconciliation to United States generally accepted accounting principles (“U.S. GAAP”) should include unaudited consolidated statements of operations and cash flows for the 12-month period ended January 31, 2007 and the three-month period ended April 30, 2007.  The Company did not receive any formal correspondence from the Commission stating that it could rely on such guidance from the Commission.

Change from to April 30, 2008 to May 31, 2008

As historically discussed in the Company’s filings with the Commission, as part of the June 2005 mine development plan approved by the Government of Panama in September 2005, the Company’s agreement with the Government of Panama to secure the extension of the Ley Petaquilla required the development of the Molejon deposit.  As of January 31, 2008, the Company had CDN$3,825,023 in cash available to finance its operations.  By the end of April 2008, the Company’s cash was substantially exhausted.  The capital expenditure expected to complete the mine construction at that time was estimated to be in excess of US$50,000,000.

To make up this substantial shortfall and in order to not jeopardize the project, the Company commenced aggressive efforts in March of 2008 to raise sufficient funds to complete construction at the mine, but the Company’s ability to obtain credit or raise funds proved difficult. In mid-April 2008, the Company’s had secured a source of funding, but it was evident that the Company would not be able to close such financing before the end of its then current fiscal year.  Management of the Company feared that, due to some of the difficulties encountered in dealing with the Government of Panama with respect to the project and the scrutiny that the project had received from certain environmental groups, the filing of a year-end balance sheet reflecting little or no cash to fund the Company’s operations going forward would have jeopardized the Company’s property tenure.  As a result, the Company’s board of directors decided to extend the fiscal year end to May 31, 2008 as the aforementioned funding was anticipated to close in May 2008.  The Company closed such financing for US$32,250,000 on May 21, 2008 prior to the end of its new fiscal year end.

Under NI 51-102, Part 4.8(5), the Company was not required to publish any interim results in a transition year that ends no more than one month after the last day of its previous financial year. Similar to the prior year, the Company seeks confirmation from the Commission that it may rely upon an accommodation from U.S. transition period rules as a result of the presented 13-month audited period being permissible under applicable Canadian requirements.

Summary

Due to changes in the Company’s management, its auditors and its U.S. counsel during such periods, obtaining the background information necessary to prepare this response has taken more time than initially anticipated.  Further, subject to (i) the Commission permitting the Company to continue to rely on the accommodation from U.S. transition period rules for the Company’s presentation of financial information for the 15-month period ended April 30, 2007, and (ii) the Commission permitting the Company to rely upon an accommodation from U.S. transition period rules for the Company’s presentation of financial statement information for the 13-month period ended May 31, 2008, the Company may need further time to respond to the Comment Letter.  Nevertheless, the Company has prepared its responses to the other comments in the Comment Letter that do not involve its financial statements and awaits the Staff’s response to this letter.

As the Comment Letter requested, in connection with responding to the Staff’s inquiry in this letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings referenced in the Comment Letter (the “Filings”);

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company welcomes the opportunity to discuss the foregoing points further, if necessary, and to clarify any open questions you may have at your convenience.  I can be reached at (604) 694-0021.

Sincerely,

/s/ Bassam Moubarak

Bassam Moubarak

Chief Financial Officer

Petaquilla Minerals Ltd.

Cc:

Graham Scott, VECTOR Corporate Finance Lawyers

Richard Schroeder, Ernst & Young LLP

Thomas M. Rose, Troutman Sanders LLP